Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 1, 2010 (which expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change, as of January 1, 2008, in its method of accounting for fair value measurements of financial assets and liabilities) relating to the consolidated financial statements of MetroPCS Communications, Inc., and the effectiveness of MetroPCS Communications, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of MetroPCS Communications, Inc. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Dallas, Texas

August 19, 2010